UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Ceridian Corporation
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156779100
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                Roy J. Katzovicz
                    Pershing Square Capital Management, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10019
                                  212-813-3700

                                 with a copy to:

                               Alan J. Sinsheimer
                             Sullivan & Cromwell LLP
                                125 Broad Street
                             New York, NY 10004-2498
                                  212-558-4000

                                       and

                               Janet T. Geldzahler
                             Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20006-5805
                                  202-956-7500
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2007
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156779100
--------------------------------------------------------------------------------
    1       Name of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

            Pershing Square Capital Management, L.P.
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [   ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                            7     Sole Voting Power
                                  -0-
      Number of             ----------------------------------------------------
        Shares              8     Shared Voting Power
     Beneficially                 15,724,334
    Owned by Each           ----------------------------------------------------
      Reporting             9     Sole Dispositive Power
     Person With                  -0-
                            ----------------------------------------------------
                           10     Shared Dispositive Power
                                  15,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            15,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [   ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            11.3%(1)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
--------------------------------------------------------------------------------

----------
(1) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100
--------------------------------------------------------------------------------
    1       Name of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

            PS Management GP, LLC
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [   ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                            7     Sole Voting Power
                                  -0-
      Number of             ----------------------------------------------------
        Shares              8     Shared Voting Power
     Beneficially                 15,724,334
    Owned by Each           ----------------------------------------------------
      Reporting             9     Sole Dispositive Power
     Person With                  -0-
                            ----------------------------------------------------
                           10     Shared Dispositive Power
                                  15,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            15,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [   ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            11.3%(2)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            OO
--------------------------------------------------------------------------------

----------
(2) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100
--------------------------------------------------------------------------------
    1       Name of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

            Pershing Square GP, LLC
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [   ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
                            7     Sole Voting Power
                                  -0-
      Number of             ----------------------------------------------------
        Shares              8     Shared Voting Power
     Beneficially                 15,724,334
    Owned by Each           ----------------------------------------------------
      Reporting             9     Sole Dispositive Power
     Person With                  -0-
                            ----------------------------------------------------
                           10     Shared Dispositive Power
                                  15,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            15,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [   ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            11.3%(3)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IA
--------------------------------------------------------------------------------

----------
(3) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

CUSIP No. 156779100
--------------------------------------------------------------------------------
    1       Name of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

            William A. Ackman
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See instructions)
            (a) [ ]
            (b) [X]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)
            OO
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
            [   ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization
            United States
--------------------------------------------------------------------------------
                            7     Sole Voting Power
                                  -0-
      Number of             ----------------------------------------------------
        Shares              8     Shared Voting Power
     Beneficially                 15,724,334
    Owned by Each           ----------------------------------------------------
      Reporting             9     Sole Dispositive Power
     Person With                  -0-
                            ----------------------------------------------------
                           10     Shared Dispositive Power
                                  15,724,334
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            15,724,334
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
            [   ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
            11.3%(4)
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------

----------
(4) Calculated based on 139,124,108 shares of the common stock, par value $0.01, of Ceridian Corporation outstanding as of October 31, 2006, as reported in Ceridian Corporation's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ceridian Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) , (f) This Statement is being filed by Pershing Square Capital Management, L.P., a Delaware limited partnership ("Pershing Square"), PS Management GP, LLC, a Delaware limited liability company ("PS Management"), Pershing Square GP, LLC, a Delaware limited liability company ("Pershing Square GP"), and William A. Ackman, a citizen of the United States of America (collectively, the "Reporting Persons").

          The Reporting Persons have entered into a joint filing agreement, dated as of January 18, 2007, a copy of which is attached hereto as Exhibit 99.1.

          (b) The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

          (c) Pershing Square's principal business is serving as investment advisor to certain affiliated funds. PS Management's principal business is serving as the sole general partner of Pershing Square. Pershing Square GP's principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP.

          (d) , (e) During the last five years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pershing Square advises three client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the "Pershing Square Funds"), which purchased an aggregate of 15,724,334 shares of the Common Stock for a total consideration (including brokerage commissions) of $380,484,101 derived from the capital of the Pershing Square Funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a)-(j) The Reporting Persons have filed this Statement to reflect their intent to nominate directors to the Issuer's board of directors. On January 18, 2007, representatives of the Reporting Persons delivered a letter to the Issuer's board of directors in the form attached to this Statement as
Exhibit 99.2. Exhibit 99.2 is incorporated by reference into this Item 4 as if restated in full.

          In addition to the foregoing matters, the Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to the Issuer.

          Depending upon, among other things, current and anticipated future trading prices for the Issuer's equity, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Issuer, enhancing the value of the Issuer's assets or enhancing the value of the Reporting Persons' assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things,(i) continued ownership of the Issuer's equity currently beneficially owned by the Reporting Persons; (ii) acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) a sale or transfer of a material amount of assets of the Issuer and/or any of its affiliates; (iv) proposing or seeking to take control of the Issuer, including but not limited to through solicitation of proxies to elect the nominees of the Reporting Persons' affiliates to the board of directors of the Issuer, or otherwise effect an extraordinary corporate transaction such as a spin-off, acquisition, merger, tender offer, exchange offer, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries and/or affiliates or assets; or
(v) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

          There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

          Except as contemplated in this Item 4, the Reporting Persons have no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a), (b) Based upon the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, there were 139,124,108 shares of the Common Stock outstanding as of October 31, 2006. Based on the foregoing, the 15,724,334 shares of the Common Stock (the "Subject Shares") beneficially owned by the Reporting Persons represent approximately 11.3% of the shares of the Common Stock issued and outstanding.

          Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 6,985,675 shares of the Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman's position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

          As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

          (c) See trading data attached hereto as Exhibit 99.3. Exhibit 99.3 is incorporated by reference into this Item 5(c) as if restated in full.

          Except as set forth in Exhibit 99.3 attached hereto, within the last 60 days, no other transactions in shares of the Common Stock were effected by any Reporting Person.

          (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Statement, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held by the accounts managed by Pershing Square may be delivered to such accounts.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          To the knowledge of the Reporting Persons, except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Joint Filing Agreement, dated as of January 18, 2007, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman.

Exhibit 99.2 Letter to the Board of Directors of Ceridian Corporation dated January 18, 2007.

Exhibit 99.3 Trading data of the transactions in the Common Stock that were effected during the past 60 days.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2007


                                    PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
                                    By:  PS Management GP, LLC,
                                         its General Partner

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    PS MANAGEMENT GP, LLC

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    PERSHING SQUARE GP, LLC

                                    By:  /s/ William A. Ackman
                                         -----------------------------------
                                         William A. Ackman
                                         Managing Member


                                    /s/ William A. Ackman
                                    -----------------------------------
                                    WILLIAM A. ACKMAN

                                  EXHIBIT INDEX

  Exhibit                            Description
-----------    -----------------------------------------------------------------
   99.1        Joint Filing Agreement, dated as of January 18, 2007,
               among Pershing Square Capital Management, L.P., PS Management GP,
               LLC, Pershing Square GP, LLC and William A. Ackman.

   99.2 Letter to the Board of Directors of Ceridian Corporation dated January 18, 2007.

   99.3 Trading data of the transactions in the Common Stock that were effected during the past 60 days.